Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PRESENTS ITS SECOND QUARTER RESULTS

FOR FISCAL YEAR 2025

Highlights

●	Revenues of $1,841.9 million, a decrease of 33.7% compared to last year, reflecting the Company’s focus on reducing network inventory levels;
●	Net income of $7.2 million, a decrease of $331.5 million compared to last year;
●	Normalized EBITDA [1] of $198.5 million, a decrease of 58.0% compared to last year;
●	Normalized diluted earnings per share [1][2] of $0.61, a decrease of $2.60 per share, and diluted earnings per share of $0.09, a decrease of $4.17 compared to last year;
●	North American Powersports retail sales decreased by 18% compared to an industry that decreased in the high single digit %;
●	Adjusting full year-end guidance for revenues, now ranging between $7.8 and $8.0 billion, and for Normalized diluted earnings per share [1][2], now ranging between $2.75 and $3.25.

Recent events – Highlights from Club BRP 2025

●

The Company continued to push the boundaries of innovation and technology by enhancing its existing product lines, namely with the introduction of the all-new Can-Am Outlander 850 and 1000R ATVs, the Can-Am Maverick R Max SSV lineup, the Sea-Doo FishPro Apex, the Sea-Doo Switch Fish pontoon, and the 2025 Alumacraft Competitor and Trophy boat models, as well as with the launch of the brand-new Can-Am Canyon 3-wheel vehicle.

●	BRP also formally launched its Can-Am Pulse and Can-Am Origin all-electric motorcycle lineup, marking its official entry into the electric motorcycle industry.

Valcourt, Quebec, September 6, 2024 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and six-month periods ended July 31, 2024. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR+ and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“Our results were in line with expectations and reflect our ongoing focus on reducing network inventory to maintain our dealer value proposition. We have made great strides on that front, but the retail environment is more challenging with the economic context pressuring consumer demand. As such, our priority is to continue to proactively manage production and inventory levels, which leads us to revise our year-end guidance,” said José Boisjoli, President and CEO of BRP.

“We are coming off a successful dealer event, during which we introduced industry-leading innovations, including our Can-Am electric motorcycles, reflecting our ongoing commitment to investing in R&D. Looking ahead, we have every confidence in our long-term strategy, and remain focused on building a strong future. We are best positioned to stay on top as we continue leveraging our solid business fundamentals,” concluded Mr. Boisjoli.

[1] See “Non-IFRS Measures” section of this press release.

[2] Earnings per share is defined as “EPS”.

Financial Highlights

	Three-month periods ended		Six-month periods ended

(in millions of Canadian dollars, except per share data and margin)	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Revenues	$1,841.9	$2,778.0	$3,873.6	$5,207.4

Gross Profit	376.5	697.6	856.5	1,321.1

Gross Profit (%)	20.4%	25.1%	22.1%	25.4%

Normalized EBITDA [1]	198.5	473.1	445.7	850.2

Net income (loss)	7.2	338.7	(0.2)	493.2

Normalized net income [1]	46.4	255.4	118.9	447.4

Earnings (loss) per share – diluted	0.09	4.26	(0.01)	6.16

Normalized earnings per share – diluted [1]	0.61	3.21	1.57	5.59

Weighted average number of shares – basic	73,756,062	77,874,472	74,320,712	78,357,505

Weighted average number of shares – diluted	74,722,829	79,255,857	75,371,619	79,828,732

FISCAL YEAR 2025 UPDATED GUIDANCE & OUTLOOK

The FY25 guidance has been updated as follows:

Financial Metric	FY24	FY25 Guidance [4] vs FY24

Revenues

Year-Round Products	$5,339.4	Down 20% to 22%

Seasonal Products	3,410.7	Down 30% to 32%

Powersports PA&A and OEM Engines	1,184.6	Down 5% to 7%

Marine	432.3	Down 40% to 50%

Total company revenues	10,367.0	$7.8B to $8.0B

Normalized EBITDA [1]	1,699.6	$890M to $940M

Normalized earnings per share – diluted [1]	11.11	$2.75 to $3.25

Net income	744.5	$90M to $120M

Other assumptions for FY25 Guidance

• Depreciation Expenses Adjusted:	~$430M (Compared to $382M in FY24)
• Net Financing Costs Adjusted:	~$185M (Compared to $175M in FY24)
• Effective tax rate [1] [3]	~25.0% to 25.5% (Compared to 23.6% in FY24)
• Weighted average number of shares – diluted:	~75.0M shares (Compared to 78.5M in FY24)
• Capital Expenditures:	~$475M (Compared to $586M in FY24)

FY25 Quarterly Outlook [4]

The Company expects Q3 Fiscal 2025 Normalized diluted earnings per share [1][2] to be up between high-single digit to low-teen percentage versus Q2 Fiscal 2025.

[1] See “Non-IFRS Measures” section of this press release.

[2] Earnings per share is defined as “EPS”.

[3] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[4] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2025 guidance.

SECOND QUARTER RESULTS

As planned, the Company maintained its focus on reducing network inventory levels during the three-month period ended July 31, 2024, resulting in a decrease in the volume of shipments, consequently leading to a decline in revenues compared to the same period last year. The decrease in the volume of shipments, higher sales programs due to increased promotional intensity and decreased leverage of fixed costs as a result of reduced shipments have led to a decrease in the gross profit and gross profit margin compared to the same period last year. This decrease was partially offset by favourable product mix.

The Company’s North American quarterly retail sales for Powersport Products were down 18% for the three-month period ended July 31, 2024. The decrease is mainly explained by softer industry demand in both Seasonal and Year-Round Products.

Revenues

Revenues decreased by $936.1 million, or 33.7%, to $1,841.9 million for the three-month period ended July 31, 2024, compared to $2,778.0 million for the corresponding period ended July 31, 2023. The decrease in revenues was primarily due to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across most product lines. The decrease includes a favourable foreign exchange rate variation of $29 million.

●

Year-Round Products [5] (54% of Q2-FY25 revenues): Revenues from Year-Round Products decreased by $476.6 million, or 32.6%, to $985.0 million for the three-month period ended July 31, 2024, compared to $1,461.6 million for the corresponding period ended July 31, 2023. The decrease in revenues from Year-Round Products was primarily attributable to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix of SSV and 3WV. The decrease includes a favourable foreign exchange rate variation of $18 million.

●

Seasonal Products [5] (29% of Q2-FY25 revenues): Revenues from Seasonal Products decreased by $355.7 million, or 39.6%, to $541.8 million for the three-month period ended July 31, 2024, compared to $897.5 million for the corresponding period ended July 31, 2023. The decrease in revenues from Seasonal Products was primarily attributable to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across all product lines. The decrease includes a favourable foreign exchange rate variation of $8 million.

●

Powersports PA&A and OEM Engines [5] (14% of Q2-FY25 revenues): Revenues from Powersports PA&A and OEM Engines decreased by $35.9 million, or 12.2%, to $258.3 million for the three-month period ended July 31, 2024, compared to $294.2 million for the corresponding period ended July 31, 2023. The decrease in revenues from Powersports PA&A and OEM Engines was primarily attributable to a lower volume sold due to a high network inventory level in Snowmobile and decrease in retail in other product lines. The decrease also includes a favourable foreign exchange rate variation of $3 million.

[5] The inter-segment transactions are included in the analysis.

●

Marine [5] (3% of Q2-FY25 revenues): Revenues from the Marine segment decreased by $67.5 million, or 53.2%, to $59.4 million for the three-month period ended July 31, 2024, compared to $126.9 million for the corresponding period ended July 31, 2023. The decrease in revenues from the Marine segment was mainly attributable to a lower volume sold due to high dealer inventory, softer consumer demand in the industry, and higher sales programs.

North American Retail Sales

The Company’s North American retail sales for Powersports Products decreased by 18% for the three-month period ended July 31, 2024 compared to the same period last year. The decrease is mainly explained by softer industry demand in both Seasonal and Year-Round Products.

●

North American Year-Round Products retail sales decreased on a percentage basis in the low teens range compared to the three-month period ended July 31, 2023. In comparison, the Year-Round Products industry decreased on a percentage basis in the mid-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the high-twenties range compared to the three-month period ended July 31, 2023. The Seasonal Products industry decreased on a percentage basis in the high-teens range over the same period.

The Company’s North American retail sales for Marine Products increased by 35% compared to the three-month period ended July 31, 2023, given a low retail volume period as basis of comparison.

Gross profit

Gross profit decreased by $321.1 million, or 46.0%, to $376.5 million for the three-month period ended July 31, 2024, compared to $697.6 million for the three-month period ended July 31, 2023. Gross profit margin percentage decreased by 470 basis points to 20.4% from 25.1% for the three-month period ended July 31, 2023. The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs, and decreased leverage of fixed costs as a result of reduced shipments. The decrease was partially offset by favourable product mix across most product lines. The decrease in gross profit includes a favourable foreign exchange rate variation of $9 million.

Operating expenses

Operating expenses decreased by $16.7 million, or 5.2%, to $302.1 million for the three-month period ended July 31, 2024, compared to $318.8 million for the three-month period ended July 31, 2023. The decrease in operating expenses was mainly attributable to lower R&D expenses due to the recognition of R&D subsidies from prior years. The decrease was partially offset by restructuring and reorganization costs. The decrease in operating expenses includes a favourable foreign exchange rate variation of $2 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $274.6 million, or 58.0%, to $198.5 million for the three-month period ended July 31, 2024, compared to $473.1 million for the three-month period ended July 31, 2023. The decrease in normalized EBITDA [1] was primarily due to lower gross margin, partially offset by lower operating expenses.

Net Income

Net income decreased by $331.5 million to $7.2 million for the three-month period ended July 31, 2024, compared to $338.7 million for the three-month period ended July 31, 2023. The decrease in net income was primarily due to a lower operating income, resulting from a lower gross margin, in addition to an increase in financing costs and an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense.

[5] The inter-segment transactions are included in the analysis.

SIX-MONTH PERIOD ENDED JULY 31, 2024

Revenues

Revenues decreased by $1,333.8 million, or 25.6%, to $3,873.6 million for the six-month period ended July 31, 2024, compared to $5,207.4 million for the corresponding period ended July 31, 2023. The decrease in revenues was primarily due to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across most product lines. The decrease includes a favourable foreign exchange rate variation of $46 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $404.5 million, or 47.6%, to $445.7 million for the six-month period ended July 31, 2024, compared to $850.2 million for the six-month period ended July 31, 2023. The decrease in Normalized EBITDA [1] was primarily due to a lower gross margin, slightly offset by lower operating expenses.

Net Income (Loss)

Net income (loss) decreased by $493.4 million to $(0.2) million for the six-month period ended July 31, 2024, compared to $493.2 million for the six-month period ended July 31, 2023. The decrease in net income was primarily due to lower operating income, resulting from a lower gross margin, in addition to an increase in financing costs and an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $253.0 million for the six-month period ended July 31, 2024 compared to net cash flows of $748.2 million for the six-month period ended July 31, 2023. The decrease was mainly due to lower profitability and unfavourable changes in working capital, partially offset by lower income taxes paid. The unfavourable changes in working capital were the result of maintaining higher provisions, which reflected the industry’s promotional intensity, and a decrease in trade payables due to a reduction in purchasing activities.

The Company invested $180.7 million of its liquidity in capital expenditures for the introduction of new products and modernization of the Company’s software infrastructure to support future growth.

During the six-month period ended July 31, 2024, the Company also returned $246.2 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

Dividend

On September 5, 2024, the Company’s Board of Directors declared a quarterly dividend of $0.21 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on October 11, 2024 to shareholders of record at the close of business on September 27, 2024.

[1] See “Non-IFRS Measures” section of this press release

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. ET, BRP Inc. will host a conference call and webcast to discuss its FY25 second quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 69861), please dial 1 800 717-1738 (toll-free in North America). Click here for International numbers.

The Company’s second quarter FY25 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10.4 billion from over 130 countries and a global workforce of close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2025, including adjusted financial guidance and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including its continued focus on reducing network inventory, increasing promotional spend and proactively managing production to maintain dealer value proposition, financial position, market position, including expected market share volatility, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including softer industry demand trends and sustained promotional intensity and pricing actions, the expected demand for the Company’s products and services and sustainable growth, the ongoing commitment to invest in research and product development activities and push the boundaries of innovation, including the expectation of regular flow of new product introductions and development of market-shaping products, including the formal launch of the new electric Can-Am motorcycles, their projected design, characteristics, capacity or performance, expected scheduled entry to market and the anticipated impact of such product introductions, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s MD&A for the fiscal year ended on January 31, 2024 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of easing, but still elevated interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the continued implementation of its ERP system; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including without limitation the following assumptions: softer industry demand in both Seasonal and Year-Round Products and an increasingly challenging macroeconomic environment; expected market share volatility; no further deterioration of the conflict in the Middle-East; no return of the mandatory inspections implemented on all cargo trucks crossing the Mexico-Texas border to an extent that would result in major business disruptions; main currencies in which the Company operates will remain at near current levels; easing, but still elevated, levels of inflation; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins are expected to be further pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.	Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.
Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, this measure considers the impact of investing activities, financing activities and income taxes on the Company’s financial results.
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis.
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended		Six-month periods ended

(in millions of Canadian dollars)	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Net income (loss)	$7.2	$338.7	$(0.2)	$493.2
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	11.9	(77.6)	82.6	(33.8)
(Gain) loss on NCIB	—	(3.2)	—	(3.2)
Costs related to business combinations [2]	4.3	1.7	8.1	6.6
Restructuring and related costs [3]	14.6	—	30.8	—
Other elements [4]	—	—	0.9	0.2
Income tax adjustment [1] [5]	8.4	(4.2)	(3.3)	(15.6)

Normalized net income [1]	46.4	255.4	118.9	447.4
Normalized income tax expense [1]	1.0	80.2	27.1	132.8
Financing costs adjusted [1]	50.1	47.2	98.8	91.3
Financing income adjusted [1]	(4.0)	(2.9)	(5.8)	(4.4)

Depreciation expense adjusted [1]	105.0	93.2	206.7	183.1

Normalized EBITDA [1]	$198.5	$473.1	$445.7	$850.2

[1]	See “Non-IFRS Measures” section.

[2]	Transaction costs and depreciation of intangible assets related to business combinations.

[3]	Costs associated with restructuring and reorganization activities, which are mainly composed of severance costs.

[4]	Other elements include fees associated with the secondary offering that occurred during Fiscal 2025.

[5]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

	Three-month periods ended		Six-month periods ended

(in millions of Canadian dollars, except per share data)	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Depreciation expense reconciliation
Depreciation expense	$107.0	$95.7	$210.7	$188.1
Depreciation of intangible assets related to business combinations	(2.0)	(2.5)	(4.0)	(5.0)
Depreciation expense adjusted	$105.0	$93.2	$206.7	$183.1
Income tax expense reconciliation
Income tax expense	$9.4	$76.0	$23.8	$117.2

Income tax adjustment [2]	(8.4)	4.2	3.3	15.6
Normalized income tax expense [1]	$1.0	$80.2	$27.1	$132.8
Financing costs reconciliation
Financing costs	$50.1	$47.2	$98.8	$91.5
Other	—	—	—	(0.2)
Financing costs adjusted	$50.1	$47.2	$98.8	$91.3
Financing income reconciliation
Financing income	$(4.0)	$(6.1)	$(5.8)	$(7.6)
Gain on NCIB	—	3.2	—	3.2
Financing income adjusted	$(4.0)	$(2.9)	$(5.8)	$(4.4)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$46.4	$255.4	$118.9	$447.4
Non-controlling interests	(0.6)	(1.0)	(0.8)	(1.3)
Weighted average number of shares - basic	73,756,062	77,874,472	74,320,712	78,357,505
Normalized EPS - basic [1]	$0.62	$3.27	$1.59	$5.69
Normalized EPS - diluted [1] calculation
Normalized net income [1]	$46.4	$255.4	$118.9	$447.4
Non-controlling interests	(0.6)	(1.0)	(0.8)	(1.3)
Weighted average number of shares - diluted	74,722,829	79,255,857	75,371,619	79,828,732
Normalized EPS - diluted [1]	$0.61	$3.21	$1.57	$5.59

[1]	See “Non-IFRS Measures” section.

[2]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of net cash flows generated from operating activities to free cash flow [1].

	Six-month periods ended

(in millions of Canadian dollars)	July 31, 2024	July 31, 2023
Net cash flows generated from operating activities	$253.0	$748.2
Additions to property, plant and equipment	(165.3)	(204.9)
Additions to intangible assets	(15.5)	(15.5)
Free cash flow [1]	$72.2	$527.8

[1]	See “Non-IFRS Measures” section.

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